SEC 1746 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
         DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                            OMB APPROVAL
                                                       -------------------------
                                                       OMB Number: 3235-0287
                                                       -------------------------
                                                       Expires: January 31, 2008
                                                       -------------------------
                                                       Estimated average burden
                                                       -------------------------
                                                       hours per response. . .11
                                                       -------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


               COGENT COMMUNICATIONS GROUP INC. [GRAPHIC OMITTED]
    -------------------------------------------------------------------------
                                (Name of Issuer)


            COMMON STOCK, $0.001 PAR VALUE PER SHARE[GRAPHIC OMITTED]
    -------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    19239V104
    -------------------------------------------------------------------------
                                 (CUSIP Number)


                              JASON KALOGEROPOULOS
                    BNP EUROPE TELECOM & MEDIA FUND II, L.P.
                     C/O CIBC FINANCIAL CENTER, THIRD FLOOR,
                              11, DR. ROY'S DRIVE,
                                 P.O. BOX 694 GT
                          GRAND CAYMAN, CAYMAN ISLANDS,
                               BRITISH WEST INDIES
    -------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 14, 2006
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  19239V104
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  BNP EUROPE TELECOM & MEDIA FUND II, L.P.
                  NOT APPLICABLE
--------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)                                         (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
         3.       SEC Use Only

--------------------------------------------------------------------------------
         4.       Source of Funds

                  WC
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  NOT APPLICABLE
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization

                  CAYMAN ISLANDS, BRITISH WEST INDIES
--------------------------------------------------------------------------------
                           7.       Sole Voting Power

                                    2,850,860
                        --------------------------------------------------------
Number of                  8.       Shared Voting Power
Shares
Beneficially                        0
Owned by                --------------------------------------------------------
Each                       9.       Sole Dispositive Power
Reporting
Person With                         2,850,860
                        --------------------------------------------------------
                           10.      Shared Dispositive Power

                                    0
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,850,860
--------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                             [_]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  5.83%
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                  PN
--------------------------------------------------------------------------------

CUSIP No.  19239V104
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  GENERAL BUSINESS FINANCE AND INVESTMENTS, LTD.
                  NOT APPLICABLE
--------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)                                         (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
         3.       SEC Use Only

--------------------------------------------------------------------------------
         4.       Source of Funds

                  WC
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  NOT APPLICABLE
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization

                  CAYMAN ISLANDS, BRITISH WEST INDIES
--------------------------------------------------------------------------------
                           7.       Sole Voting Power

                                    2,850,860
                        --------------------------------------------------------
Number of                  8.       Shared Voting Power
Shares
Beneficially                        0
Owned by                --------------------------------------------------------
Each                       9.       Sole Dispositive Power
Reporting
Person With                         2,850,860
                        --------------------------------------------------------
                           10.      Shared Dispositive Power

                                    0
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,850,860
--------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                             [_]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  5.83%
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                  PN
--------------------------------------------------------------------------------

CUSIP No.  19239V104
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  NATIO VIE DEVELOPPEMENT 3, FONDS COMMUN DE PLACEMENT A RISQUE NOT APPLICABLE
--------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)                                         (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
         3.       SEC Use Only

--------------------------------------------------------------------------------
         4.       Source of Funds

                  WC
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  NOT APPLICABLE
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization

                  FRANCE
--------------------------------------------------------------------------------
                           7.       Sole Voting Power

                                    0 (1)
                        --------------------------------------------------------
Number of                  8.       Shared Voting Power
Shares
Beneficially                        0
Owned by                --------------------------------------------------------
Each                       9.       Sole Dispositive Power
Reporting
Person With                         0 (1)
                        --------------------------------------------------------
                           10.      Shared Dispositive Power

                                    0
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  0 (1)
--------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                             [_]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  0%
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                  PN
--------------------------------------------------------------------------------

(1) Natio Vie Developpement 3, Fonds Commun de Placement a Risque ("NVD3") sold all of its shares of common stock, par value $0.001 per share (the "Common Stock") in Cogent Communications Group, Inc. (the "Company") pursuant to an underwriting agreement by and among the Reporting Persons, the Company, Cogent Communications, Inc., the Underwriter and the other selling stockholders named therein, dated November 9, 2006.

CUSIP No.  19239V104
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  BNP PARIBAS PRIVATE EQUITY SAS
                  NOT APPLICABLE
--------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)                                         (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
         3.       SEC Use Only

--------------------------------------------------------------------------------
         4.       Source of Funds

                  WC
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  NOT APPLICABLE
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization

                  FRANCE
--------------------------------------------------------------------------------
                           7.       Sole Voting Power

                                    0 (2)
                        --------------------------------------------------------
Number of                  8.       Shared Voting Power
Shares
Beneficially                        0
Owned by                --------------------------------------------------------
Each                       9.       Sole Dispositive Power
Reporting
Person With                         0 (2)
                        --------------------------------------------------------
                           10.      Shared Dispositive Power

                                    0
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  0 (2)
--------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                             [_]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  0%
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                  PN
--------------------------------------------------------------------------------

(2) BNP Paribas Private Equity SAS ("BNP PE") is the management company and general partner of NVD3, and BNP PE shares certain common officers with General Business Finance and Investment Ltd. ("GBFI"), the general partner of BNP Europe Telecom & Media Fund II, L.P. ("BNP ETMF"). BNP PE, as the general partner of NVD3, has voting and dispositive power over those shares owned by NVD3. BNP PE also serves as an investment advisor to BNP ETMF; however, BNP PE does not have voting power or dispositive control over the shares held by BNP ETMF.

                            STATEMENT ON SCHEDULE 13D

This Amendment No. 5 to the Statement on Schedule 13D supplements and amends Amendment No. 4 to the Statement on Schedule 13D filed by BNP Europe Telecom & Media Fund II, L.P., a limited partnership formed under the laws of the Cayman Islands, British West Indies ("BNP ETMF"), General Business Finance and Investments, Ltd., a company formed under the laws of the Cayman Islands, British West Indies ("GBFI"), Natio Vie Developpement 3, Fonds Commun de Placement a Risque, a limited partnership formed under the laws of France ("NVD3") and BNP Paribas Private Equity SAS, a societe anonyme formed under the laws of France ("BNP PE" and together with BNP ETMF, GBFI and NVD3, the "Reporting Persons") with the Securities and Exchange Commission on June 7, 2006 (the "Previous Filing"). This Amendment No. 5 is being filed to report the sale by BNP ETMF and NVD3 of, in aggregate, 999,447 shares of common stock, par value $0.001 per share (the "Common Stock") in Cogent Communications Group, Inc. (the "Company"). Only those items that are hereby reported are amended; all other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Previous Filing, unless otherwise indicated herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following paragraphs:

On November 9, 2006, the Company entered into an underwriting agreement (the "Underwriting Agreement") with BNP ETMF, NVD3, Cogent Communications, Inc., the other selling stockholders named therein and RBC Capital Markets (the "Underwriter"), pursuant to which the various selling stockholders agreed to sell 7,000,000 shares of Common Stock to the Underwriters at $14.64 share. The offering closed on November 14, 2006. BNP ETMF and NVD3 sold an aggregate of 999,447 shares of Common Stock at a price of $14.64 per share pursuant to the Underwriting Agreement.

This Item 3 does not provide a complete description of the Underwriting Agreement and such description is qualified in its entirety by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Company's current report on Form 8-K, dated November 13, 2006.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Previous Filing is hereby deleted and replaced in its entirety with the following:

Lock-up Agreements. In connection with the transactions contemplated by the Underwriting Agreement, BNP ETMF entered into a lock-up agreement, dated November 9, 2006 (the "Lock-up Agreement"). Pursuant to the Lock-up Agreement, BNP ETMF has agreed that, without the prior consent of RBC Capital Markets, subject to some exceptions in certain circumstances, it will not sell, transfer or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for Common Stock or make any demand for or exercise any right to cause to be filed a registration statement with respect to the securities convertible into or exchangeable for, Common Stock, or publicly disclose its intention to do any of the foregoing. The terms of the Lock-up Agreement extends for 30 days commencing from the date of the agreement.

Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)     The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 48,884,083 shares of Common Stock issued and outstanding as of November 6, 2006, as reported by the Company in its quarterly report on Form 10Q.

Amounts shown as beneficially owned by each of BNP ETMF and GBFI include 2,850,860 shares of Common Stock of the Company.

(c) Except as set forth in Items 3 and 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

In connection with the sale of the Common Stock, the Company entered into the Underwriting Agreement, which is attached as exhibit 1.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on November 13, 2006 and incorporated herein by reference.

In connection with the transactions contemplated by the Underwriting Agreement, BNP ETMF and certain other selling stockholders entered into the Lock-up Agreement. Certain terms of the Lock-up Agreement are described in Item 4 above.

The Registration Rights Agreement was entered into as of October 26, 2004. The Registration Rights Agreement is incorporated herein by reference to Exhibit H to the Reporting Person's filing for Cogent Communications Group, Inc. on Form 13D/A on December 17, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2006




/s/  Martin Laidlaw
--------------------------------
Name:  Martin Laidlaw
Title: Authorized Signatory



/s/  Avery Lewis
--------------------------------
Name:  Avery Lewis
Title: Authorized Signatory
GENERAL BUSINESS FINANCE AND INVESTMENTS LTD. and BNP EUROPE TELECOM & MEDIA FUND II, LP, by General Business Finance and Investments Ltd., its General Partner by Commerce Advisory Limited, its Partnership Secretary





/s/  Bernard d'Hotelans
--------------------------------
Name:  Bernard d'Hotelans
Title: Fund Manager
BNP PARIBAS PRIVATE EQUITY SAS and NATIO VIE DEVELOPPEMENT 3, FONDS COMMUN DE PLACEMENT A RISQUE, by BNP Paribas Private Equity SAS, its General Partner




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)